February 3, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Office of Industrial Applications and Services

Re:	Mangoceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 26, 2023
File No. 333-269240

Ladies and Gentlemen:

Mangoceuticals, Inc., a Texas corporation (the “Company”, “we”, “us” or “Mangoceuticals”), would like to thank you for your prompt review of the Company’s Amendment No. 1 to Registration Statement on Form S-1, submitted January 26, 2023 (the “Registration Statement”). We are responding to a comment on the Registration Statement provided by the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) by letter dated February 1, 2023. In connection with this response, we are submitting an Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

Our response to the Staff’s comment is indicated below, directly following a restatement of the comment in bold type.

Amendment No. 1 to Registration Statement on Form S-1

Risks Related to Our Securities and this Offering, page 32

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Office of Industrial Applications and Services

February 3, 2023

RESPONSE: We have included the following risk factor in Amendment No. 2 to address the Staff’s comment:

“Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of the Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock.

In addition to the risks addressed below under the heading “— Our common stock prices may be volatile and could decline substantially following this offering,” our common stock may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. The trading price of our common stock following this offering is likely to be volatile, and our common stock may be subject to rapid and substantial price volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock. There have been recent instances of extreme stock price run-ups followed by rapid price declines following initial public offerings, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. Contributing to this risk of volatility are a number of factors. First, our common stock is likely to be more sporadically and thinly traded than that of larger, more established companies. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The price of our shares could, for example, decline precipitously in the event that a large number of our shares are sold in the market without commensurate demand as compared to a seasoned issuer that could better absorb those sales without an adverse impact on its stock price. Second, we are a speculative investment due to our limited operating history, not being profitable, and not expecting to be profitable in the near term. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that has a relatively large public float.

Many of these factors are beyond our control and may decrease the market price of our securities. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our shares.

Furthermore, the stock market in general, and the market for men’s wellness product companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions, or changes in inflation or interest rates, may seriously affect the market price of our securities, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our securities shortly following this offering. As a result of this volatility, investors may experience losses on their investment in our common stock. A decline in the market price of our common stock also could adversely affect our ability to issue additional shares of common stock or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our common shares will develop or be sustained. If an active market does not develop, holders of our common stock may be unable to readily sell the shares they hold or may not be able to sell their shares at all. If the market price of our shares after this offering does not exceed the per share offering price, you may not realize any return on your investment in us and may lose some or all of your investment.”

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Sincerely,

/s/ Jacob Cohen
Jacob Cohen
Chief Executive Officer